UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                    FORM 6-K

    REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
                       THE SECURITIES EXCHANGE ACT OF 1934


                        For the month of SEPTEMBER, 2004.

                        Commission File Number: 0-30196


                               HALO RESOURCES LTD
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                 (Translation of registrant's name into English)

 #1305 - 1090 West Georgia Street, Vancouver, British Columbia, V6E 3V7, Canada
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                    (Address of principal executive offices)


Indicate by check mark whether the registrant  files or will file annual reports
under cover of Form 20-F or Form 40-F:   FORM 20-F  [X]   FORM 40-F  [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form, is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. YES [ ] NO [ ]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3- 2(b): 82-_____________


                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf of the undersigned, thereunto duly authorized.

                                           HALO RESOURCES LTD.
                                           -------------------------------------

Date:   SEPTMEBER 02, 2004                 /s/ Nick DeMare
     ------------------------------        -------------------------------------
                                           Nick DeMare,
                                           President & CEO


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                               HALO RESOURCES LTD.

                        #1305 - 1090 WEST GEORGIA STREET
                              VANCOUVER, BC V6E 3V7
                    TEL: (604) 685-9316   FAX: (604) 683-1585
                    TSXV SYMBOL: HLO      OTCBB SYMBOL: HLOSF

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NEWS RELEASE                                                  SEPTEMBER 02, 2004

                         HALO RESOURCES CORPORATE UPDATE


VANCOUVER, CANADA - HALO RESOURCES LTD. (TSXV: HLO AND OTCBB: HLOSF) announced the signing of a Heads of Agreement over the Duport Property on July 6, 2004.

Since then, the Company has undertaken extensive due diligence and is moving forward with finalization of necessary documentation associated with completing the transaction. In this regard the Company has retained Roscoe Postle
Associates ( www.rpacan.com ) to complete a 43-101 report on the Company's Dupont gold project located near Kenora, Ontario, Canada. Roscoe Postle
Associates Inc. is an independent Canadian firm of Geological and Mining Consultants. Established in 1985, Roscoe Postle Associates Inc. has worked on several hundred assignments for over three hundred clients, specializing in independent technical and financial evaluations of mining and exploration properties. A special shareholders meeting has been set for 10:00 AM, October 26, 2004. At this meeting the shareholders will be asked to approve a resolution to create a class of preferred shares, which form part of the consideration for this transaction, and to approve the acquisition.

The Duport Property is an advanced gold exploration project. The Company's future plans for the property are to increase known resources through further drilling and if successful, advance the property towards commercial gold production.

In order to strengthen the Company's management team two appointments have been recently made. Mr. Marc Cernovitch has been appointed Vice President of Corporate Development and Mr. Tom Healy, P. Eng, as acting Vice President of Operations.

Educated at McGill University (Economics Degree), Mr. Cernovitch has extensive experience in corporate finance and governance of public and private companies both in Canada and the United States. Mr. Healy is a professional mining engineer with over 30 years experience in open pit and underground mine design, operations, and the management of a broad range of mineral projects. The Company also announces that Mr. Kirk Exner has resigned as an officer of the Company.

Halo Resources Ltd is a Canadian-based resource company focused on the acquisition of near production precious and base metal deposits. The Company is operated by an experienced management team and backed by a strong network of resource exploration and mining financiers. The Company's growth strategy is to develop a diversified portfolio of advanced mineral projects.

                                      -30-


ON BEHALF OF THE BOARD                         CONTACT:
                                               MARC CERNOVITCH
/s/ Nick DeMare                                VP CORPORATE DEVELOPMENT
----------------------                         PHONE:   604.601.8208
Nick DeMare, President                         EMAIL:   info@halores.com


Except for the historical statements contained herein, this news release presents forward-looking statements that involve risks and uncertainties. Although the management and officers of Halo Resources Ltd. believe that the expectations reflected in such forward-looking statements are based upon reasonable assumptions, they give no assurance that their expectations will be achieved. Certain risks and uncertainties inherent in the company's operations include political, economic, environmental and geological issues, including but not limited to, the continued need for additional capital, the competition within the oil and gas industry, the price of oil and gas, currency fluctuations, and other risks detailed from time to time in the company's periodic reports filed with the British Columbia Securities Commission and the United States Securities and Exchange Commission. The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.


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